

July 29, 2010

Boris Rubizhevsky
Chief Financial Officer
Centracan, Inc.
1365 N. Courtenary Parkway, Suite A
Merritt Island, Fl 32953

      Re: **Centracan, Inc.**
              Form 8-K Item 4.01
              Filed July 15, 2010
              File No. 000-52910

Dear Mr. Rubizhevsky:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Ryan C. Milne
                    Accounting Branch Chief

cc: Joseph M. Lucosky, Esq.
       Anslow & Jaclin, LLP
       Via facsimile (732) 577-1188